UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Veltrav LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
New York

Date of organization
January 26, 2016

Physical address of issuer
1 Pier 76, 408 12th Avenue in New York City, NY 11231

Website of issuer
Roula.cc

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Securities sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
April 20, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

	Most recent fiscal year-end (December 31, 2019)	**Prior fiscal year-end (December 31, 2018)**
Total Assets	$36,422.00	$42,933.00
Cash & Cash Equivalents	$6,579.00	$6,556.00
Accounts Receivable	$2,000.00	$1,220
Short-term Debt	$146.00	$12,901.00
Long-term Debt	$576,035.00	$554,835.00
Revenues/Sales	$131,164.00	$39,408.00
Cost of Goods Sold	$17,247.00	$13,918.00
Taxes Paid	$82.00	$13,313.00
Net Income	-$14,956.00	-$462,783.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 24, 2020

FORM C

Up to $107,000.00

Veltrav LLC



Crowd Note

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Veltrav LLC, a New York limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$107,000.00	$5,350	$101,650.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   MicroVenture Marketplace will receive two percent (2.0%) of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at Roula.cc no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 24, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our

actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: Roula.cc

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Veltrav LLC (the "Company") is a New York Limited Liability Company, formed on January 26, 2016. The Company is currently also conducting business under the trade name of Roula.

The Company is located at 1 Pier 76, 408 12th Avenue in New York City, NY 11231.

The Company's website is Roula.cc.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Roula is a high-end bike concierge business offering guided rides, bike rentals, and merchandise to cyclists at its HQ in Manhattan, New York City. For travelling cyclists, it facilitates bike rentals from a network of cycling companies through its partner network with locations in places such as Austin, San Francisco, Los Angeles, Miami, Barcelona, Lanzarote, and Tokyo. From its HQ in Manhattan along the Hudson River, cyclists can enjoy a members' lounge, terrace overlooking the river, and café. Roula also shares a kitchen service with the property owner, Classic Car Club, from which customers can enjoy a full menu offering every day of the week. Roula's location makes it an ideal spot to host corporate events and meetups.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 20, 2020
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 27 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated as a New York Limited Liability Company on January 26, 2016. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Mark Voysey, Aldo Diaz, Lindsay Meyers, and Daniel Bascones in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Mark Voysey, Aldo Diaz, Lindsay Meyers, or Daniel Bascones die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We plan to implement new lines of business or offer new products and services within existing lines of business, which may expose us to substantial risks and uncertainties.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients,

or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Fluctuations in customer demands for our various types of product and service offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changing customer preferences and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of products and services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of products and services we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in our offerings impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our bike rentals are deployed within our end-customers' uses, end-customers depend on our technical support services to resolve any issues in using the bikes. If we do not effectively assist our customers in delivering such bike rentals, succeed in helping our customers quickly resolve post-delivery issues, and provide effective ongoing support, our ability to retain such customers or sell other products and services to them would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third-party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters, disease outbreaks and political unrest.

Global terrorism, natural disasters, and political unrest are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to engage our services or purchase products. Additionally, unanticipated natural disasters or disease outbreaks, both in the U.S. and globally, could disrupt our operations and negatively impact our business,. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute

our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
Our bicycle suppliers develop products that are requested by our customers. If we are not able to maintain or expand our relationships with our suppliers our ability to deliver leading-edge bicycles may be impaired. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the equity holders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the unitholders for a vote. The intermediary does not have any fiduciary duty to you to vote units in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently

contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company, and its prospects to receive investments of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Roula is a high-end bike concierge business offering guided rides, bike rentals, and merchandise to cyclists at its HQ in Manhattan, New York City. For travelling cyclists, it facilitates bike rentals from a network of cycling companies through its partner network with locations in places such as Austin, San Francisco, Los Angeles, Miami, Barcelona, Lanzarote, and Tokyo. From its HQ in Manhattan along the Hudson River, cyclists can enjoy a members' lounge, terrace overlooking the river, and café. Roula also shares a kitchen service with the property owner, Classic Car Club, from which customers can enjoy a full menu offering every day of the week. Roula's location makes it an ideal spot to host corporate events and meetups.

Business Plan

Roula generates revenue from bike rentals, domestiques (i.e. guided rides), concierge delivery services, special events, and ancillary services.

Pricing for Roula services is as follows:

Rentals from New York headquarters (HQ)	$65 - $170 per day, depending on the bike model
Rentals from partners	20% commission on bike rentals (~$20 per day per bike)
Commissions on bike sales	10% - 20% depending on brand (bike prices typically range from $3,000 to $7,500)
Memberships	$49 per month
Event bike rentals	Typically, a 20% discount from standard rental price
Special events	$2,000 - $50,000 per day depending on production scale, size, and scope
Domestiques	Typically, around $150 per hour, with the per hour rate decreasing based on the length of the trip
Merchandise	Socks: $10, t-shirts: $25, caps: $25, cycle kit: $100 - $160
Concierge Drops	$50 per drop off or pick up
Bike wash	$10
Bike Storage	$90 per month
CarbonWorks Wheel Upgrade	$50

Pricing for popular private guided rides (domestiques) is as follows:
- Central Park: $275 (2 hours)
- River Road: $350 (3 – 3.5 hours)
- Piermont / Nyack: $450 (4.5 – 5 hours)

Guided rides include a Pinarello or Serotta bike, helmet, water bottle, snack, and carbon road pedals.

At Roula's headquarters, the Company offers six different bicycle models for rent: the Pinarello F12, the Pinarello Grevil, the Pinarello Dyodo, the Pinarello Dogma F10, the Brompton Raw Laquer M3L, and the Duetti S1 Sram Red eTap. Pricing ranges from $65 per day to $170 per day, depending on the model.

Customers can also rent bicycles from Roula's partners across the U.S. and certain foreign countries. Roula receives a 20% commission on rentals through its partner network.

Pricing for special events ranges from $2,000 per day to $50,000 per day depending on the scope of the event. Events can include a light breakfast, lunch, a domestique, snacks, coffee, and access to Roula's terrace, where guests can socialize and network. Bikes are included in special events as required.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
High-end bicycle rental concierge platform	Getting high-end road bicycles to traveling cyclists easily and efficiently.	New York City

Roula offers guided rides, bike rentals, memberships, special events, and merchandise to cyclists at its HQ in Manhattan, New York City. It aims to service customers whether they're living in New York or visiting. Additionally, Roula also facilitates rentals through its partner network with locations in cities such as Austin, San Francisco, Los Angeles, Miami, Barcelona, Lanzarote, and Tokyo.

In 2020, Roula would like to offer episodic insurance to customers renting bikes and cyclists on guided tours. Episodic insurance would cover damages to bikes. Pricing is still being determined for this feature. Roula would also like to expand its partner network to more cities around the world. New cities where Roula would like to add partners include: Nice, Melbourne, Milan, San Diego, Dallas, Boston, Chicago, and Atlanta.

Roula is currently developing a mobile application that it plans to release sometime around 2021. The app would allow users to sign up for Roula, book rentals or guided rides, and manage their bookings. Roula plans to release the app for both iOS and Android.

Competition

The Company's primary competitors are Bicycle Habitat, Echelon Cycles NYC, Rapha, and Spinlister.

Roula competes directly with other bike rental facilities in the greater New York City area. As it looks to expand, it will compete with other local bike rental facilities in its new areas of expansion. Additionally, Roula competes directly with companies offering global bike rental services such as Rapha and Spinlister.

Customer Base

Business and leisure travelers and cycling enthusiasts looking for high-end cycling rentals.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1 Pier 76, 408 12th Avenue in New York City, NY 11231.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	20.00%	$5,000	23.36%	$25,000
Research and Development	12.00%	$3,000	11.21%	$12,000
Future Wages	40.00%	$10,000	37.38%	$40,000
Rent	28.00%	$7,000	28.04%	$30,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

* The Use of Proceeds chart is not inclusive of fees paid for use of the Form C iDisclose generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds due to a change in business or market conditions.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors (or managers) and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mark Voysey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2016 – Present
       CEO, Founder, President, Secretary and Treasurer of Roula

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2016 – Present
       CEO and Founder, Roula
- Responsible for day-to-day operations
- Growth strategy
- Developing strategic partners

2004 – 2017
       President, Cunning Communications
- Responsible for managing the agency team to deliver non-traditional creative brand experiences for clients that require highly creative communication solutions that enable them to connect with their audiences and stand apart from the competition.
- Oversaw international business development for Cunning offices in London and Dubai.

Mark holds an undergraduate degree in business and finance from Bristol, University of the South West.

Name

Aldo Diaz

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2017 – Present
       COO, Roula

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2017 – Present
       COO, Roula
- Responsible for overseeing general business activities and functions.

2012 – Present
       General Manager, R&A Cycles
- Managing store and online financial performance through community outreach
- Sales staff development
- Product reviews
- Customer service
- Hiring

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees in New York, United States.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Units
Amount authorized	8,000
Amount outstanding	6,400
Voting Rights	Full voting rights
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%
Other Material Terms	N/A

Type of security	Convertible Notes
Amount outstanding	$530,000.00
Voting Rights	N/A
Anti-Dilution Rights	N/A
Maturity Date	December 31, 2022
Interest Rate	4.0% per annum
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	14.68% (based on a price per unit of $395.88 and outstanding common units of 8,000)
Other Material Terms	The holder of one of the outstanding notes may exercise conversion at any time after the day of issuance continuing through one business day prior to the maturity date. The conversion price shall be the lower of: (a) $395.88 per Common A unit, or (b) the per unit equivalent of a twenty percent (20%) discount to the pre-money valuation of the Company's next equity round.

Besides "Convertible Notes" listed above, the Company has the following debt outstanding that arises out of the ordinary course of business:

Type of debt	Payroll Tax
Name of creditor	U.S. Government
Amount outstanding	$146.00

Type of debt	Member Loan
Name of creditor	Mark Voysey (CEO)
Amount outstanding	$23,090.00
Interest Rate	2% per annum
Maturity Date	12/31/2022

Please see "Related Party Transactions" below for more information on the member loan.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	7	$530,000.00	Product development, general operating expenses, and rent.	October 2017 – May 2018	Rule 501 of Regulation D

Please refer to "Convertible Notes" listed above under "outstanding Securities" for more information on debt outstanding.

Ownership

100% of the company is currently owned by Mark Voysey.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Mark Voysey	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$494,762	-$494,762	$0

Operations

The company raised $530,000 in convertible note financing between October 2017 and May 2018. In 2019, the company reported a net loss of $14,956. However, the company was cash flow positive for the year. The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals in an effort to reach profitability in 2021:

- Increase corporate event schedule
- Increase core rental unit frequency

- Expand partnership network
- Increase marketing efforts to reach new customers

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $3,870 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. If we raise the maximum offering amount in this crowd, $107,000, we believe we will have enough liquidity to execute our plan until 2021. If we raise the minimum amount, we believe we will have enough liquidity to execute our plan for five to six months following the raise.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 20, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Shares, Warrants and Other Compensation

The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Securities sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive units at some point in the future upon the occurrence of certain events.

Valuation Cap
$3,200,000 ($3.2 million)

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Units pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Units prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Units pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the Units sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive Units of a Shadow Series with certain limited rights.

"**Conversion Units**" shall mean with respect to a conversion of the Crowd Notes, the Company's Preferred Units issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Units that is identical in all respects to the Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price and the following additional differences:

i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;
ii. Shadow Series unitholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Units by the investors

in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"Irrevocable Proxy" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series unitholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series unitholder.

"Major Investor" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

    i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Units pursuant to Conversion Mechanics described above.

"Corporate Transaction" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the unitholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),
iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting units of the Company (or the surviving or acquiring entity), or
iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Units; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Units, Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any voting agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any units issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE,

OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans/Convertible Note

Related Person/Entity	Mark Voysey
Relationship to the Company	Founder and CEO
Total amount of money involved	$23,090
Benefits or compensation received by related person	CEO borrowed money from the Company totaling $23,090 in lieu of taking a salary.
Benefits or compensation received by Company	Interest accruing on loan at 2% per annum and no salary expense for CEO.
Description of the transaction	Loan Agreement

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Mark Voysey
(Signature)

Mark Voysey
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mark Voysey
(Signature)

Mark Voysey
(Name)

CEO
(Title)

February 24, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Mark Voysey, being the founder of Veltrav LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2019 and 2018, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Mark Voysey
(Signature)

Mark Voysey
(Name)

CEO
(Title)

February 24, 2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A

Financial Statements

Veltrav LLC
Compiled Financial Statements
For the Year ended December 31, 2019

Veltrav LLC
Contents



GOLDFINE
& COMPANY CPA PC

ACCOUNTANTS' COMPILATION REPORT

To the Members
Veltrav LLC
Brooklyn, NY

Management is responsible for the accompanying financial statements of Veltrav LLC (a New York Corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of operations and members' deficit and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

We are not independent with respect to Veltrav LLC.

Sincerely,

Goldfine & Company cpa pc

Goldfine & Company CPA PC

New York, NY
February 3, 2020

VELTRAV LLC
Balance Sheet (Unaudited)
December 31, 2019

ASSETS

Current Assets		
Cash	$	6,579
Accounts Receivable		2,000
Inventory		4,753
Total Current Assets		13,332
Loans to Members		23,090
TOTAL ASSETS	$	36,422

LIABILITIES & MEMBERS' DEFICIT

Liabilities		
Current Liabilities		
Payroll Tax	$	146
Total Current Liabilities		146
Covertible Notes Interest Accrued		46,035
Convertible Notes Payable		530,000
Total Liabilities		576,181
Members' Deficit		(539,759)
TOTAL LIABILITIES & MEMBERS' DEFICIT	$	36,422

VELTRAV LLC
Statement of Operations and Members' Deficit (Unaudited)
For the Year Ended December 31, 2019

	TOTAL
Revenue	
Fee's Retail Rental	$ 61,987
Manufacturer key event rentals	56,061
Merch	13,117
Total Revenue	131,164
Cost of Goods Sold	
Sales Materials	12,467
Apparel for retail	2,691
Merchant Account Fees	1,920
Other	169
Total Cost of Goods Sold	17,247
Gross Profit	113,917
Expense	
Outside Contractor	25,039
Office Subsistence	16,541
Insurance Expense	12,427
Marketing/ Advertising	9,778
Rent (incl in CCC rent)	9,700
Event Costs	9,010
UX/UI design	6,153
Dues and Subscriptions	4,482
Salaries and Wages	3,549
Design Services	3,361
Meals and Entertainment	2,511
Telephones / Internet etc	1,445
Travel & sub	1,253
Bank Service Charges	945
Automobile Expense	208
Repairs and Maintenance	117
NYS Tax	57
NYC Tax	25
Supplies	21
Total Expense	106,622
Net Operating Income/(Loss)	7,298
Other Interest Expense	1,054
Convertible Note Interest Expense	21,200
Net Income/(Loss)	$ (14,956)
	(524,803)
	$ (539,759)

See Accountants' Compilation Report and notes to the financial statements.

VELTRAV LLC
Statement of Cash Flows (Unaudited)
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss $ (14,956)

Adjustments to reconcile Net Loss to Net Cash
Used by Operating Activities
Changes in Operating Assets and Liabilities

Accounts Receivable	(2,000)
Stripe Receivables	1,220
Inventory	4,450
Credit Cards Payable	(11,721)
Payroll Tax Payable	(973)
Sales Tax Payable	(61)
Loans to Members	2,864

NET CASH USED BY OPERATING ACTIVITIES (21,177)

CASH FLOWS FROM INVESTING ACTIVITIES -

CASH FLOWS FROM FINANCING ACTIVITIES

Convertible Notes Accrued Interest 21,200

NET CASH PROVIDED BY FINANCING ACTIVITIES 21,200

NET INCREASE IN CASH 23
CASH, BEGINNING BALANCE 6,556

CASH, ENDING BALANCE $ 6,579

SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA

Interest Paid	$	1,054
Income Tax Paid	$	-

See Accountants' Compilation Report and notes to the financial statements.

VELTRAV LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 1 - NATURE OF BUSINESS

Veltrav LLC dba Roula (the "Company") is a limited liability company in New York State as of 01/26/2016 and is headquartered in Brooklyn, NY. Roula is a bike rental company for the traveling cyclist offering high-end bikes and cycles for rent.

The Company will conduct an equity crowdfund during the first quarter of 2020 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
In the opinion of management, the fair value of the Company's assets and liabilities, which qualify as financial instruments under FASB ASC 820, "Fair Value Measurements and Disclosures," approximate their carrying amounts reported in the balance sheets.

Revenue Recognition
The Company recognizes revenue only when all of the following criteria have been met:
● Persuasive evidence of an arrangement exists;
● Delivery has occurred, or services have been rendered;
● The fee for the arrangement is fixed or determinable; and
● Collectability is reasonably assured.

The Company's revenues during the year ending December 31, 2019 consist of bicycle rentals, corporate events, and merchandise sales.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019, the cash equivalents that the Company had includes bank deposits. The Company maintains its cash in bank deposit accounts that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Inventory
Inventory is stated at the lower of cost or market value and is accounted for using the first-in first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2019, the Company determined no such impairment charge necessary.

Accounts Receivable and Allowance for Uncollectible Accounts
The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2019, the Company determined no allowance for uncollectible accounts was necessary.

Advertising and Marketing Costs
The Company's marketing and advertising costs are expensed as incurred.

Shipping and Handling Costs
Shipping and Handling Costs are included in cost of goods sold.

Income Taxes
The Company is subject to corporate tax filing requirements in the federal jurisdiction of the United States and state of New York.

The Company recorded a net operating loss in 2018 and 2019. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2018 will expire if unused after tax year 2038.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

NOTE 3- CONVERTIBLE NOTES PAYABLE

At December 31, 2019, the Company reports Convertible Notes Payable which accrue at a 4% interest rate and mature on Dec 31, 2022. The convertible notes provide for a conversion price of the lower of $395.88 per Common A unit or the per share equivalent of a twenty percent (20%) discount to the pre-money valuation of the Company's next equity round.

NOTE 4 - GOING CONCERN MATTER

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

At December 31, 2019, the Company reports members' deficit of $539,759, which among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – RISKS AND UNCERTAINTIES

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, limited operating history, logistic complexities and changes to consumers' needs and tastes.

NOTE 6- SUBSEQUENT EVENTS

Management has evaluated, for potential recognition and disclosure, events and transactions that occurred subsequent to the date of the balance sheet through February 3, 2020, the date the financial statements were available to be issued.

Veltrav LLC
Compiled Financial Statements
For the Year ended December 31, 2018

Veltrav LLC
Contents



GOLDFINE
& COMPANY CPA PC

ACCOUNTANTS' COMPILATION REPORT

To the Members
Veltrav LLC
Brooklyn, NY

Management is responsible for the accompanying financial statements of Veltrav LLC (a New York Corporation), which comprise the balance sheet as of December 31, 2018, and the related statements of operations and members' deficit and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

We are not independent with respect to Veltrav LLC.

Sincerely,

Goldfine & Company cpa pc

Goldfine & Company CPA PC

New York, NY
February 3, 2020

VELTRAV LLC
Balance Sheet (Unaudited)
December 31, 2018

ASSETS

Current Assets		
Cash	$	6,556
Stripe Receivables		1,220
Inventory		9,203
Total Current Assets		16,979
Loans to Members		25,954
TOTAL ASSETS	$	42,933

LIABILITIES & MEMBERS' DEFICIT

Liabilities		
Current Liabilities		
Credit Cards Payable	$	11,721
Payroll Tax Payable		1,119
Sales Tax Payable		61
Total Current Liabilities		12,901
Convertible Notes Accrued Interest Payable		24,835
Convertible Notes Payable		530,000
Total Liabilities		567,736
Members' Deficit		(524,803)
TOTAL LIABILITIES & MEMBERS' DEFICIT	$	42,933

VELTRAV LLC
Statement of Operations and Members' Deficit (Unaudited)
For the Year Ended December 31, 2018

	TOTAL
Revenue	
Fee's Retail Rental	$ 22,606
Manufacturer key event rentals	11,315
Merch	5,487
Total Revenue	39,408
Cost of Goods Sold	
Sales Materials	1,357
Merchant Account Fees	763
Total Cost of Goods Sold	13,918
Gross Profit	25,489
Expense	
Salaries and Wages	164,469
Rent (incl in CCC rent)	60,400
Insurance Expense	36,823
UX/UI design	25,144
Web and App Development	23,000
Outside Contractor	22,247
Office Subsistence	22,120
Repairs and Maintenance	13,437
Payroll Taxes	13,313
Website hosting	13,247
Shipping Containers	10,725
Professional Fees	9,887
Travel & sub	8,217
Accounting Fees	8,000
Meals and Entertainment	7,828
Printing and Reproduction	6,801
Marketing/ Advertising	5,302
Telephones / Internet etc	3,921
Mechanic	3,261
Website / App 2.0 & maint	3,204
Design Services	2,488
Donation	1,250
Bank Service Charges	721
Partnership with communities	642
Consulting	450
Miscellaneous	158
Total Expense	467,055
Net Operating Loss	(441,566)
Other Interest Expense	422
Convertible Note Interest Expense	20,795
Total Interest Expense	21,217
Net Loss	$ (462,783)
	(20)
	(62,000)
	$ (524,803)

See Accountants' Compilation Report and notes to the financial statements.

VELTRAV LLC
Statement of Cash Flows (Unaudited)
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(462,783)

Adjustments to reconcile Net Loss to Net Cash
    Used by Operating Activities
        Changes in Operating Assets and Liabilities

Stripe Receivables	(1,220)
Inventory	(9,203)
Loans from Members	(9,900)
Credit Cards Payable	11,318
Payroll Tax Payable	1,119
Sales Tax Payable	61
Loans to Members	(25,954)
NET CASH USED BY OPERATING ACTIVITIES	(496,562)

CASH FLOWS FROM INVESTING ACTIVITIES	-

CASH FLOWS FROM FINANCING ACTIVITIES

Convertible Notes Interest	20,795
Convertible Notes Payable Issuance	75,000
Distributions to Members	(20)
NET CASH PROVIDED BY FINANCING ACTIVITIES	95,775

NET DECREASE IN CASH		(400,787)
CASH, BEGINNING BALANCE		407,343
CASH, ENDING BALANCE	$	6,556

SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA

Interest Paid	$	422
Income Tax Paid	$	-

See Accountants' Compilation Report and notes to the financial statements.

4

VELTRAV LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE 1 - NATURE OF BUSINESS

Veltrav LLC dba Roula (the "Company") is a limited liability company in New York State as of 01/26/2016 and is headquartered in Brooklyn, NY. Roula is a bike rental company for the traveling cyclist offering high-end bikes and cycles for rent.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
In the opinion of management, the fair value of the Company's assets and liabilities, which qualify as financial instruments under FASB ASC 820, "Fair Value Measurements and Disclosures," approximate their carrying amounts reported in the balance sheets.

Revenue Recognition
The Company recognizes revenue only when all of the following criteria have been met:
● Persuasive evidence of an arrangement exists;
● Delivery has occurred, or services have been rendered;
● The fee for the arrangement is fixed or determinable; and
● Collectability is reasonably assured.

The Company's revenues during the year ending December 31, 2018 consist of bicycle rentals, corporate events, and merchandise sales.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018, the cash equivalents that the

Company had includes bank deposits. The Company maintains its cash in bank deposit accounts that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2018, the Company determined no such impairment charge necessary.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018, the Company determined no allowance for uncollectible accounts was necessary.

Advertising and Marketing Costs

The Company's marketing and advertising costs are expensed as incurred.

Shipping and Handling Costs

Shipping and Handling Costs are included in cost of goods sold.

Income Taxes

The Company is subject to corporate tax filing requirements in the federal jurisdiction of the United States and state of New York.

The Company recorded a net operating loss in 2017 and 2018. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2018 will expire if unused after tax year 2038.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

NOTE 3- CONVERTIBLE NOTES PAYABLE

At December 31, 2018, the Company reports Convertible Notes Payable which accrue at a 4% interest rate and mature on Dec 31, 2022. The convertible notes provide for a conversion price of the lower of $395.88 per Common A unit or the per share equivalent of a twenty percent (20%) discount to the pre-money valuation of the Company's next equity round.

NOTE 4 - GOING CONCERN MATTER

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

At December 31, 2018, the Company reports members' deficit of $524,803, which among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – RISKS AND UNCERTAINTIES

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, limited operating history, logistic complexities and changes to consumers' needs and tastes.

NOTE 6- SUBSEQUENT EVENTS

Management has evaluated, for potential recognition and disclosure, events and transactions that occurred subsequent to the date of the balance sheet through February 3, 2020, the date the financial statements were available to be issued.

VELTRAV LLC

Members Equity Statement of Changes

	Member Equity
Ending Balance Dec 31, 2017	(62,000)
Net Loss 2018	(462,783)
Ending Balance Dec 31, 2018	(524,803)
Net Loss 2019	(14,956)
Ending Balance Dec 31, 2019	(539,759)

EXHIBIT B

Company Summary





Company: Roula

Market: Bike rental concierge platform

Product: Online high-end bike concierge platform

Company Highlights
- Hosted corporate events for brands such as HSBC, IWC Schaffhausen, Lululemon, and Assos
- Bike rentals increased by 32.64% in 2019 over the same period in 2018 (April to December)
- Roula generated $131,165 in revenue in 2019, up by 232.84% from $39,408 in 2018
- Previously raised $530,000 in funding from angel investors

EXECUTIVE SNAPSHOT

Roula is a high-end bike concierge business offering guided rides, bike rentals, and merchandise to cyclists at its HQ in Manhattan, New York City. For travelling cyclists, it facilitates bike rentals from a network of cycling companies through its partner network with locations in places such as Austin, San Francisco, Los Angeles, Miami, Barcelona, Lanzarote, and Tokyo. From its HQ in Manhattan along the Hudson River, cyclists can enjoy a member's lounge, terrace overlooking the river, and café. Roula also shares a kitchen service with the property owner, Classic Car Club, from which customers can enjoy a full menu offering every day of the week. Roula's location makes it an ideal spot to host corporate events and meetups.

Notable achievements by the company include:

- Hosted corporate events for brands such as HSBC, IWC Schaffhausen, Lululemon, and Assos
- 12 corporate events hosted over the last two years
- Previously raised $530,000 in funding in the form of convertible notes

- Bike rentals increased by 32.64% in 2019 over the same period in 2018 (April to December)

- Roula generated $131,165 in revenue in 2019, up by 232.84% from $39,408 in 2018

PERKS

*You are investing in Crowd Notes in this offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

- **$1,000** - One Pinarello F12 concierge delivered to hotel or apartment for one day.

- **$5,000** - One Pinarello F12 concierge delivered to hotel or apartment for two days, and two Roula cycle shirts.



- **$10,000** - Two Pinarello F12's concierge delivered to hotel or apartment for two days, domestique for four-hour ride**, and two Roula cycle shirts.

- **$20,000** - Four Pinarello F12's concierge delivered to hotel or apartment for two days, domestique for four-hour ride, and four Roula cycle shirts.

Perks will be honored at Roula's HQ in New York City.

* When you make a reservation, you'll have the opportunity to decide the time and place where your bike is to be delivered and picked up. Our onboard fit specialist will make sure your bike is dialed in to your specifications.
** Example of Domestique - at the $10k level, the investor and another participant would each get to use a Pinarello F12 for 2 days, with each day including a ride about 4-hours long that comes with a guide.

COMPANY SUMMARY

Opportunity

Traveling with bicycles can be a frustrating process. Many airlines consider sports items such as golf clubs and skis to be regular checked items, but place surcharges on bikes that can add up to hundreds of dollars each way. One of the reasons is size – bikes can be bulkier than most objects, making storage less efficient. It's also a solid revenue generating opportunity – some 14 million Americans bike regularly.[i] According to the Atlanta Constitution-Journal, U.S. airlines collected $4.9 billion in baggage revenue in 2018, up from $4.6 billion in 2017.[ii] Bicycling, an online website, found that traveling with a bike could cost as little as $30 or as much as $300, each way.[iii] Another issue cyclists can run into is damage to their bike. Through careless handling, airlines can damage bikes, sometimes refusing to accept liability for the damage.[iv] One method cyclists can use to avoid these problems is renting a bike when traveling. Bike shops that offer rentals can be more cost effective than paying baggage fees to travel with a bike.[v]

Founded in 2016, Roula is a high-end bike concierge business created to make life easier for traveling cyclists. Founder Mark Voysey thought of the idea several years ago after a bad experience traveling with his bike, in which the airline broke a carbon wheel, and he lacked the mechanical skills needed to fix it. He then discovered his bike case wouldn't fit in his rental car. Frustrated with the process, Mark decided to create an alternative solution.

Cyclists have the option of renting a high-end road bike for a day, a week, or longer either directly from Roula's HQ, online, or from one of the many partners within Roula's network. Roula aims to provide a seamless experience for cyclists by also offering concierge delivery and pick up options, straight to a customer's hotel or place of residence within New York City. Additionally, Roula offers guided rides, corporate events, and its facility contains a member's lounge, terrace overlooking the river, and café - where cyclists can network and relax.

Roula's headquarters (HQ) is located in the Hudson Yards neighborhood of Manhattan, one of the fast-growing areas of New York City.[vi] A mixed-use real estate venture is currently in development in the neighborhood, which is one of the largest mixed-use private real estate ventures in American history. The development will sport a 720,000 square foot shopping mall, four skyscrapers, and $500 million city-sponsored arts center called the Shed. Large companies such as SAP, KKR, BlackRock, Wells Fargo, and L'Oréal USA, among others, are moving into office space in the new development.[vii]





76
roula
IWC
IWC SCHAFFHAUSEN
IWC

Product

Roula offers guided rides, bike rentals, storage, recovery services, bike wash, memberships, and merchandise to cyclists at its HQ in Manhattan, New York City. It aims to service customers whether they're living in New York or visiting. For travelling cyclists, it facilitates bike rentals from a network of cycling companies through its partner network with locations in places such as Austin, San Francisco, Los Angeles, Miami, Barcelona, Lanzarote, and Tokyo.

Roula Headquarters

Roula's HQ is located in Manhattan along the Hudson River in a trendy neighborhood on the West Side Highway Greenway, opposite of Hudson Yards and on the Hudson bike path. Its facility offers a member's lounge, terrace overlooking the river, and café. At the café, customers can purchase coffee, smoothies, and healthy snacks. Additionally, Roula shares a kitchen service with the property owner, Classic Car Club, from which customers can enjoy a full menu. Roula's location makes it an ideal spot to host corporate events and meetups.



Roula Cycling
1 Pier 76, 408 12th Ave, New York, NY 10018
4.6 5 reviews
Directions
Save
View larger map
Roula Cycling
Lincoln Tunnel
Lincoln Tun
12th Ave
11th Ave
W 34th St
Clyde Frazier's Wine & Dine
Google
Map data ©2018 Google
Terms of Use
Report a map error

Rentals

At Roula's HQ in Manhattan and online, customers can rent bikes for a day, a week, or a longer period of time. In addition to being able to pick up the rental bikes at Roula's store, customers can also choose to get the bikes



delivered to them via a concierge service to their hotel or place of residence (within New York City). Roula focuses on providing high-end road bikes as well as an iconic Brompton model. The bikes currently available for rent include:

Pinarello F12	*Pinarello Grevil*	*Pinarello Dyodo*
		
Pinarello Dogma F10	*Brompton Raw Laquer M3L*	*Duetti S1 Sram Red eTap*
		

Roula also facilitates rentals through its partner network with locations in cities such as Austin, San Francisco, Los Angeles, Miami, Barcelona, Lanzarote, and Tokyo.

Roula Tours

Roula offers partnerships for custom package cycle tour vacations in Tokyo, Spain, Portugal, Italy, and Mallorca.

Domestiques

Domestiques, or guided rides, are public and private tours led by Roula's experienced cycling staff. Roula has weekly domestiques around New York City open to both individuals and groups. An example week of rides for Roula is as follows:
- Tuesday: Prospect Park Loopza! 15-20 miles in Prospect Park. Depart at 6:30am.
- Wednesday: Ride from the Roula shop to River Road and then on to Rangers Station, approximately 35-40 miles. Depart at 7:00am. (For intermediate to advanced riders).
- Friday: Roula / Soho House to Rangers Station, approximately 35-40 miles. Depart at 6:45am or 7:00am. (For intermediate to advanced riders).
- Sunday: Roula Ride to The Market Café. Approximately 45 miles. Depart from Brooklyn Bridge at 7:00am. (For intermediate to advanced riders).

In addition to offering rides on a weekly basis to individuals and groups, Roula also offers privately guided rides upon request. Popular private rides include:



- Central Park: 2-hour ride or 15-20 miles – a local favorite. Cruise around this iconic park.
- River Road: 3 - 3.5-hour ride or 35 miles – Beautiful terrain along the Hudson River with little traffic just across the George Washington Bridge.
- Piermont / Nyack: 4.5 - 5-hour ride or 50-70 miles – Enjoy the scenic roads outside of NYC and New Jersey. This ride includes a refueling stop at a delicious café.
- Bear Mountain day trip – Can be customized based on the number of participants and desired length

All guided rides include a Pinarello or Serotta Design Studio Duetti bike, helmet, a Roula water bottle, carbon road pedals, and healthy snacks.

Memberships

Roula offers a monthly membership which provides patrons with deals, discounts, and access to exclusive events. Some of the perks included in the membership include:

- Early access to private events
- Access to exclusive rides
- A Roula t-shirt and pair of socks
- Complimentary coffee at its Manhattan store
- Complimentary monthly bike wash for members in New York City
- Exclusive access to the private members' lounge, restaurant, and waterside terrace every Wednesday

- Regular newsletters
- 20% off Roula cycling apparel
- Exclusive partner promotions
- Recovery services from Normatec and Theragun
- One complimentary bike rental per year (4-month contract minimum)
- 10% off bike rentals at its Manhattan location as well as in its partner network nationwide

Events

Roula's HQ in Manhattan can be rented out for corporate and charity events. Its facility can hold up to 150 guests. Events include guided bike rides (for varying skill levels) and all necessary equipment for the rides. Following the guided rides, guests can network and socialize on Roula's terrace overlooking the Hudson River and in the member's lounge. Add-on services event sponsors can purchase include a breakfast buffet, coffee and snacks during the ride, a lunch buffet, recovery services such as Normatec, Theragun, mobile cryotherapy, and space to put up product showcases and stands. Roula will facilitate any required catering services.

An example of a corporate event Roula has hosted in the past is as follows:

8:00am: Arrive at Roula, breakfast buffet (pastries, bagels, acai parfait and fresh fruit, coffee, juice, and soft drinks), and prepare for the rides

9:00am: Slow pace group depart

9:20am: Medium pace group depart

9:40am: Fast pace group depart

11:00am: Stop at The Market Café for coffee and snacks



1:30pm – 2:30pm: Return to Roula HQ

2:30pm: Lunch buffet (sandwiches, wraps, salads, grains, fresh fruit, coffee, tea, juice, and soft drinks)

3:00pm: Event sponsor comments and remarks

3:30pm: Drinks and socialize in member's bar and on terrace

6:00pm: Event ends

 

Merchandise

In Roula's HQ and online, customers can purchase of variety of Roula-branded merchandise. Items available for purchase include:

		
Roula & Castelli Gilet	**Roula Socks**	**Roula Cap**



Roula T-Shirt	Roula Water Bottle	Roula & BOCO Trucker Hat
Roula Jersey	Roula Bib	Roula Gift Card

Ancillary Services

Roula also offers ancillary services for cyclists such as bike storage, bike washes, pedal upgrades, bike maintenance, bike fitting, and concierge deliveries on rental bikes. Its concierge deliveries are specifically targeted at traveling cyclists who are looking for convenience. Customers can choose to have either their rental road bike dropped off and picked up from their hotel, or have one of Roula's Brompton (fold-up) bikes dropped off at their hotel upon on arrival so that they can enjoy their bicycle throughout their stay and make their own way to Roula HQ.

Use of Proceeds

Roula is looking to raise a minimum of $25,000 and a maximum of $107,000 from this crowdfunding raise. This raise is part of a larger effort by Roula to raise $500,000 this year. Funds will be used to support continued growth and deployed for staff wages, rent, marketing, and technology development. If the minimum amount is raised, Roula plans to allocate $10,000 toward staff costs (40%), $7,000 toward rent (28%), $5,000 toward marketing (20%), and $3,000 toward technology development (12%).

If the maximum amount is raised, Roula plans to allocate $40,000 (37.38%) toward staff costs, $30,000 (28.04%) toward rent, $25,000 (23.36%) toward marketing, and $12,000 (11.21%) toward technology development. Roula has the discretion to change the use of proceeds due to a change in business conditions or the economic environment.





Staff

With a portion of the funds from this raise, Roula plans to re-introduce salaries and wages for existing employees to maintain its current employee base, and hire part-time employees to work in either the mechanic shop to repair bicycles, or in the store front to sell merchandise.

Marketing

With a portion of the funds from this raise, Roula plans to increase its marketing efforts in 2020 to expand its reach and bring in new customers. Several avenues of marketing the company plans on utilizing include:
- Search engine optimization (SEO)
- Social media
- Corporate events
- Public relations
- Partnerships

Through building new partnerships, Roula intends to expand upon its existing network of hotels who will offer Roula's services to guests.

Tech Development

With a portion of the funds from this raise, Roula plans to improve and further develop its website to make it more user-friendly, and to continue work on building an app. The Roula app would enable customers to rent bikes and book domestiques directly.

Product Roadmap

Over the coming year, Roula plans to roll out an episodic insurance product, expand its partner network, and further develop its website. Additionally, it plans to increase its focus on hosting corporate and special events. Beyond 2020, the company is planning to release a mobile app and expand its physical presence to new locations.

Episodic insurance

In 2020, Roula would like to offer episodic insurance to customers renting bikes and cyclists on guided tours. Episodic insurance would cover damages to bikes. Pricing is still being determined for this feature.

Expand Partner Network

In 2020, Roula would also like to expand its partner network to more cities around the world. New cities where Roula would like to add partners include: Nice, Melbourne, Milan, San Diego, Dallas, Boston, Chicago, and Atlanta.

Mobile App

Roula is currently developing a mobile app that it plans to release sometime around 2021. The app would allow users to sign up for Roula, book rentals or guided rides, and manage their bookings. Roula plans to release the app for both iOS and Android.



Expansion

Within the next few years, Roula would like to set up more physical locations in biking hubs across the U.S. and around the globe. Locations Roula is currently considering for expansion include: Los Angeles or San Francisco, Miami, and London.

Business Model

Roula generates revenue from bike rentals, domestiques (i.e. guided rides), concierge delivery services, and ancillary services.

Pricing for Roula services is as follows:

Rentals from New York headquarters (HQ)	$65 - $170 per day, depending on the bike model
Rentals from partners	20% commission on bike rentals (~$20 per day per bike)


Commissions on bike sales	10% - 20% depending on brand (bike prices typically range from $3,000 to $7,500)
Memberships	$49 per month
Event bike rentals	Typically, a 20% discount from standard rental price
Special events	$2,000 - $50,000 per day depending on production scale, size, and scope
Domestiques	Typically, around $150 per hour, with the per hour rate decreasing based on the length of the trip
Merchandise	Socks: $10, t-shirts: $25, caps: $25, cycle kit: $100 - $160
Concierge Drops	$50 per drop off or pick up
Bike wash	$10
Bike Storage	$90 per month
CarbonWorks Wheel Upgrade	$50

Domestiques

Pricing for popular private guided rides is as follows:
- Central Park: $275 (2 hours)
- River Road: $350 (3 – 3.5 hours)
- Piermont / Nyack: $450 (4.5 – 5 hours)

Guided rides include a Pinarello or Serotta bike, helmet, water bottle, snack, and carbon road pedals.

Bike rentals from New York HQ

At Roula's headquarters, the company offers six different bicycle models for rent, the Pinarello F12, the Pinarello Grevil, the Pinarello Dyodo, the Pinarello Dogma F10, the Brompton Raw Laquer M3L, and the Duetti S1 Sram Red eTap.

Pinarello F12	*Pinarello Grevil*	*Pinarello Dyodo*
		
$170 per day / $750 per week	$150 per day / $600 per week	$160 per day / $640 per week



Pinarello Dogma F10	Brompton Raw Laquer M3L	Duetti S1 Sram Red eTap
		
$160 per day / $640 per week	$65 per day / $350 per week	$140 per day / $560 per week

Customers can also rent bicycles from Roula's partners across the U.S. Roula receives a 20% commission on rentals through its partner network.

Special Events

Pricing for special events ranges from $2,000 per day to $50,000 per day depending on the scope of the event. Events can include a light breakfast, lunch, a domestique, snacks, coffee, and access to Roula's terrace, where guests can socialize and network. Bikes are included in special events as required.



USER TRACTION

Between May 2018 and December 2019, Roula rented its bikes out 359 times. In 2019, the company rented out 215 bikes. Between May and December 2019, the company rented out 191 bikes, up from 144 bikes over the same period 2018, representing a 32.64% increase. Its rental business has been seasonal, with bike rentals experiencing a decline during the winter months and steady rental rates in across the spring, summer, and fall months.





In 2019, Roula hosted seven events, up from five events in 2018. Notable events hosted by Roula in 2019 included:

- *HSBC Ride*: A summer event for HSBC where riders completed a 42-mile round trip across the George Washington Bridge and along River Road, New Jersey. In the afternoon guests returned to enjoy an energy-fueled late lunch and salad spread followed by celebratory drinks on the private member's terrace. Roula even laid on a unique stone carving service on River Road as a mark of the event that can still be seen to this day.

- *IWC Schaffhausen, Fabian Cancellara, The Laureus Foundation, Mercedes AMG, BMC, and NTSQ*: An 82 strong rider field met at Roula's HQ for a fuel-based breakfast and quality espresso to power them into their morning miles. Riders started in one of four corals on a 45-mile round trip to The Market Café at the New York - New Jersey state line for a refreshment stop. The groups returned to Roula for a lunch with congratulatory remarks from IWC President North America, Darin Rabb and Olympic Gold medalist Ed Moses who talked to the Laureus foundation partnership. Then followed a Q&A with Fabian Cancellara, where the Olympic champion shared insights on his past career, most memorable wins, the development of Chasing Cancellara platform, and other motivational points for the captivated riding audience. The day was rounded out with custom cocktails: The Paris Roubaix (Sidecar) and Milano-San Remo (Aperol Spritz), enjoyed as the sun set on the private member's terrace.






One notable event held by Roula in 2018 was the Lululemon and Strava "Ghost Run." Participants enjoyed a coached run on the west side bike path, recovery from Normatec and Theragun, and Bespoke Physical Therapy, food from Spring Bone, and a Marathon Q&A from Lindsay Meyers, all while enjoying the Hudson River view from Roula's HQ. The Ghost Run was monitored on Strava, a popular social network for runners and cyclists.



HISTORICAL FINANCIALS

Revenue

In 2019, Roula generated $131,165 in revenue for the year, up by 232.84% year-over-year. Revenue in 2019 was primarily generated as a result of bike rental income (47.26%) and hosting special events (42.74%). All three main categories of revenue (bike rentals, special events, and merchandise) grew by at least 139% between 2018 and 2019. Revenue spiked in Q2 and Q3 2019 due to several special events that took place over the two quarters. 2018 was Roula's first year of generating revenue. In 2018, the company generated $39,408 in revenue for the year. Revenue in 2018 was driven primarily by bike rentals (57.36%), special events (28.71%), and merchandise (13.92%).









Expenses

In 2019, Roula incurred $146,123 in total expenses for the year, a decrease of 70.90% year-over-year. Expenses decreased in 2019 when compared to 2018, in part, due to a large reduction in salaries and wage expenses and a large reduction in rent expense. Between 2018 and 2019, salary and wage related expenses decreased from $189,613 to $28,588, representing an 84.92% decrease. The company reduced its salary and wage related expenses in 2019 to keep the company cash flow positive until they could raise more capital. Between 2018 and 2019, rent expense decreased from $60,400 to $9,700, representing an 83.94% decrease. The company was able to talk with their landlord to receive a discount in 2019 and then plans to begin paying approximately $3,000 per month once they've received additional funding. In 2018, Roula incurred $502,190 in total expenses for the year, an increase of 709.98% when compared to 2017. The large increase was, in part, due to the company only truly beginning business operations in Q3 2017, and due to the company ramping up business functions in 2018 as it looked to grow and expand. In 2017, the company incurred $62,000 in total expenses for the year.





The largest expense line items in 2019 were salary and wages (19.56%), office expenses (11.32%), cost of goods sold (11.80%), insurance expense (8.50%), and rent expense (6.64%). In 2018, the largest expense line items were salaries and wages (37.76%), rent (12.03%), design expenses (9.01%), insurance expenses (7.33%), and cost of goods sold (2.77%).





In 2019, Roula generated a net loss of $14,958, compared to a net loss of $462,782 in 2018. However, Roula was able to generate a net operating profit in 2019 due to a substantial increase in revenue, and a large reduction in wage expenses. Moving forward, the company is expecting to re-introduce some expenses (e.g. wages) which could affect its cash flow. However, it hopes to dampen the effects of the increase in expenses through continued revenue growth. In 2017, the company incurred a net loss of $62,000.





As of January 31, 2020, Roula had $3,870 in cash-on-hand. With the current cash-on-hand, the proceeds from this raise, and an increase in planned operating expenses, the company anticipates having approximately 12 months of runway if the maximum amount ($107,000) is raised, and five to six months of runway if the minimum amount ($25,000) is raised.

INDUSTRY AND MARKET ANALYSIS



Micro-mobility is a growing trend in urban areas, with consumers enjoying the freedom and quickness of these solutions. McKinsey and Company estimated that by 2030, the micro-mobility market would be worth $200 to $300 billion in the U.S., $100 to $150 billion in Europe, and $30 to $50 billion in China. The report estimates that for this market growth to occur, cities and businesses need to work in concert to create viable solutions. Examples of these solutions could be making the interchange between micro-mobility and public transport smoother or banning cars from congested and polluted areas.[viii]

Within the micro-mobility market is bike rentals. As of 2017, the global bike rental market was valued at $1.37 billion. Between 2017 and 2025, the market is expected to grow at a compound annual growth rate (CAGR) of 14.3%, reaching approximately $4.28 billion in 2025. One factor driving the growth in bicycle rentals is the increasing importance of greener transportation systems as a result of eco-friendly policies being implemented



across cities and countries. Within the bike rental market, docked bike rental services have dominated the market so far, with 77% of the total market share. Docked bike rental services are less exposed to vandalism and theft compared to dockless services.[ix]

In 2019, USA Cycling, the national governing body for bicycle racing in the U.S., recorded soaring participation numbers at its national event. It hosted more than 1,600 riders, up by 32% year-over-year. Growing interest in the national event points to a bright future for the sport of cycling in America. The growth in riders at the U.S. Nationals was driven almost entirely by junior participation, with both the junior boys and junior girls' categories experiencing an uptick in participation.[x] According to the National Interscholastic Cycling Association (NICA), participation in cycling by kids in middle school and high school has experienced an average annual growth of 48% between 2009 and 2018.[xi]

In addition to becoming more popular with youth, cycling is also seeing an increase in popularity among professionals. According to the New York Times, cycling is the sport of choice for workers in the San Francisco Bay Area within the region's tech community. Venture capitalists, recruiters, and professional networkers have introduced cycling events as a way to build camaraderie, socialize, and strike deals.[xii] According to the Wall Street Journal, cycling has also become more popular among business professionals in English cities such as London, Exeter, and Bristol. Professionals there view cycling as a good way to meet potential clients.[xiii] Some of the reasons cycling has become more popular in the business professional demographic is because is more accessible than other sports like golf, open to all skill-levels, and riders can choose whichever distance (or time) they are comfortable with.[xiv]

Beyond the U.S., cycling has also experienced strong growth and increasing government focus in Europe. In May 2019, over 100 business and policy leaders from across Europe attended a cycling industry conference to discuss the growth of the cycling industry and strategies ensure further growth. The European Commission considers cycling as key to sustainable mobility solutions and has allocated a budget of around €2 billion to the industry.[xv] According to the European Cyclists' Federation (ECF), the value of the bicycle market in Europe was estimated at €13.2 billion in 2016, and is expected to grow at an annual rate of 5.5% through 2022.[xvi]

Roula's HQ is located in the Hudson Yards area of Manhattan, a neighborhood recently cited as growing five times faster than the rest of Manhattan. Businesses are starting to recognize Hudson Yards as of one of the most appealing places to be in New York City due to the variety of experiences on offer there and a younger demographic.[xvii] A mixed-use real estate venture is currently in development in the area, which is one of the largest mixed-use private real estate ventures in American history. Hudson Yards will sport a 720,000 square foot shopping mall, four skyscrapers, and $500 million city-sponsored arts center called the Shed. Large companies such as SAP, KKR, BlackRock, Wells Fargo, and L'Oréal USA, among others, are moving into office space in the new development.[xviii]

According to Pitchbook, the micro-mobility industry received $13.03 billion in capital investment in 2019, down by 46.37% year-over-year from $24.31 billion. Over the same period, the total deal count in the micro-mobility industry fell from 114 to 98. 2018 was a record year for both capital invested and deal count in the micro-mobility industry. Between 2009 and 2019, capital invested in the industry grew at a CAGR of 19.84%. Other notable industry statistics include:

- In 2019, the median pre-money valuation in the industry was $100 million, down from $175 million in 2018. The highest median pre-money valuation was $370.26 million in 2014.



- In 2019, the median post-money valuation was $143 million, down from $260 million in 2018. The highest post-money valuation was $1.38 billion in 2015.
- In 2019, the median deal size was $4.6 million, down from $11.6 million in 2018. 2018 had highest median deal size between 2009 and 2019.
- The most active region for deals in the micro-mobility industry was Europe, with 74 companies receiving funding between 2009 and 2019.



Capital Invested and Deal Count in Micro-Mobility Industry

Source: PitchBook Data, Inc.

COMPETITORS

Roula competes directly with other bike rental facilities in the greater New York City area. As it looks to expand, it will compete with other local bike rental facilities in its new areas of expansion.

Bicycle Habitat: Founded in 1978, Bicycle Habitat sells bicycles of varying categories, performs bike services, hosts classes, and offers rental services. At the Bicycle Habitat store, consumers can purchase road bikes, mountain bikes, city bikes, kid bikes, folding bikes, and accessories. Some of the higher-end road bike brands sold by the company include S-Works, Venge, Emonda, Roubaix, and Domane. Additionally, the company offers bicycle services such as bike repair and home delivery. Every Wednesday and Thursday the company hosts two-hour roadside bike repair courses. Consumers looking to rent bikes rather than purchase can rent from several of the Bicycle Habitat stores. Hybrid bike rentals, for casual riding, start at $35 per day. Road bike rentals for more recreational riding start at $100 per day. Carbon road bike rentals for long distances and road races start at $200 per day.[xix]

Echelon Cycles NYC: Founded in 2009, Echelon Cycles is a bike shop in New York City selling a variety of bikes, parts, accessories, and clothing. Additionally, the company offers bike rental and repair services. Categories of bikes available for purchase include road, mountain, electric, cyclocross, commuter, comfort, cruiser, fitness, children's, and BMX. Some of the higher-end road bike brands available for purchase include Pinarello, Bianchi, Cannondale, and Scott. Customers can rent road bikes for between $85 per day, for a Jamis Ventura Sport, to



$139 per day, for a Fuji Transonic.xx Additionally, Echelon offers packing and shipping solutions for cyclists looking to send their bike to another location.

Rapha: Founded in 2004, Rapha sells cycling clothing, organizes and sponsors rides and events, and created the Rapha Cycling Club in 2015, which aims to bring cyclists together around the world through 23 clubhouses. Its clubhouses are located across Europe, North America, and Asia. The clubhouses are used as hubs for more than 12,000 members and local cyclists to plan rides, drink coffee, and try new Rapha clothing products.xxi Rapha Cycling Club offers benefits to its members that include priority access to new products, the ability to rent bikes at clubhouse locations, member-only products, a cycling social network through a mobile app, curated rides, and sponsored events. A membership to Rapha costs $100 per year.xxii Rapha was sold in 2017 to RZC Investments for £200 million.xxiii

Spinlister: Founded in 2011, Spinlister is a marketplace enabling users to rent bikes, surfboards, and snow equipment across the world. Spinlister works by connecting bike owners with people looking to rent or borrow. Through its platform, owners list their bikes with a daily price, and users search for a bike in the area where they will be. The full rental process is completed through the Spinlister website, mobile app, or in-store kiosks. The company also offers various protection options and delivery services. Cities where bike rentals are available include Amsterdam, San Francisco, Los Angeles, New York City, Portland, and London.xxiv Spinlister also offers Spinlister Pro, a customer-facing kiosk bike rental companies can use to facilitate bike rental transactions. In 2018, Spinlister closed down operations before changing ownership and re-launching again later that year.xxv

EXECUTIVE TEAM



Mark Voysey, CEO: Mark launched Roula in 2017 with the mission of making life easier for the traveling cyclist. He previously worked in executive roles in international sport marketing, both marketing communications and experiential, for companies such as Cunning Communications, the Union of European Football Associations (UEFA), and Sports International Inc. Mark's main focus is revolutionizing the traveling cyclist's experience, finding the ultimate ride espresso, and looking forward to the day that Arsenal wins the Champions League. His favorite ride is Col de Rates, Spain. Mark holds an undergraduate degree in business and finance from Bristol, University of the South West.



Aldo Diaz, COO: Aldo joined Roula in 2017 and has served as COO since. In addition to his current role at Roula, he also works as a general manager at R&A Cycles, a supplier of high-end road, mountain, and cyclocross bikes. At R&A Cycles, Aldo is responsible for store and online financial performance through community outreach and building, hiring, sales staff development, product reviews, and customer service. Other prior work experience includes personal training and life coaching at Equinox. Aldo has been an avid cyclist for years. He has competed in triathlons, road, and mountain events, and is always on the lookout for new cycling adventures.

PAST FINANCING

Roula has previously raised $530,000 in the form of convertible notes. The convertible notes have a provision enabling the conversion to take place at the lower of: (A) a 20% discount to a priced round of financing, or (B) at a



price per share of $395.88 assuming 8,000 units of Common A units are outstanding immediately prior to a qualified equity financing of at least $1,000,000, implying a fully-diluted ownership of bridge round investors of 20% following conversion. Funding came from angel investors, family offices, entities, and the founder. Previous funds were used to launch and scale business operations.

Round	Date	Security	Amount	Price Per Share	Interest Rate	Discount	Converted Price Per Share	Maturity Date
Bridge Round	2017 - 2018	Convertible Notes	$530,000	N/A	4%	20%	$395.88	12/31/22

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Discount Rate: 20%
Valuation Cap: $3.2 million
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $3,200,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Bicycle Retailor: Roula offers concierge service for upscale traveling cyclists
PSFK: NYRIW Preview: How High-End Bicycle Rental Roula Serves The Traveling Cyclist

RISKS

Investment Risk

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:



- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.bicycling.com/skills-tips/a26358342/best-airlines-for-cyclists/

[ii] https://www.ajc.com/blog/airport/airlines-collected-billion-baggage-fees-last-year/y5TzG0cK9KNIcPI7x9fkGM/

[iii] https://www.bicycling.com/skills-tips/a26358342/best-airlines-for-cyclists/

[iv] https://www.bicyclelaw.com/road-rights-airlines-and-bikes/

[v] https://www.bicycling.com/skills-tips/a26358342/best-airlines-for-cyclists/

[vi] http://www.wsp-pb.com/en/High-Rise/High-Rise-Insights/Hudson-Yards-a-Neighbourhood-That-Is-Growing-Five-Times-Faster-Than-the-Rest-of-Manhattan/

[vii] https://www.nytimes.com/interactive/2019/03/14/arts/design/hudson-yards-nyc.html

[viii] https://www.mckinsey.com/industries/automotive-and-assembly/our-insights/micromobilitys-15000-mile-checkup



ix https://www.hexaresearch.com/research-report/bike-rental-market

x https://www.velonews.com/2019/07/commentary/commentary-the-future-of-american-cycling-looks-dirty_498236

xi https://www.nationalmtb.org/blog/wp-content/uploads/NICA_2018_highlights_web.pdf

xii https://www.nytimes.com/2016/08/26/business/dealbook/cycling-matches-the-pace-and-pitches-of-tech.html

xiii https://www.wsj.com/articles/deals-on-wheels-why-group-bike-rides-are-the-new-boardroom-1529502300

xiv https://www.nytimes.com/2016/08/26/business/dealbook/cycling-matches-the-pace-and-pitches-of-tech.html

xv https://www.bicycleretailer.com/announcements/2019/05/28/european-leaders-conclude-cycling-industries-europe-must-unite-create-and#.XiCLgFNKjUI

xvi https://ecf.com/resources/cycling-facts-and-figures

xvii http://www.wsp-pb.com/en/High-Rise/High-Rise-Insights/Hudson-Yards-a-Neighbourhood-That-Is-Growing-Five-Times-Faster-Than-the-Rest-of-Manhattan/

xviii https://www.nytimes.com/interactive/2019/03/14/arts/design/hudson-yards-nyc.html

xix https://www.bicyclehabitat.com/contact/bike-rental-pg792.htm

xx https://www.echeloncyclesnyc.com/about/road-bike-rentals-pg66.htm

xxi https://www.rapha.cc/us/en_US/about-rapha

xxii https://www.rapha.cc/us/en_US/shop/rcc-membership-2020/product/RCC2020

xxiii https://www.theguardian.com/lifeandstyle/2017/aug/07/british-cycling-brand-rapha-sold-to-walmart-heirs-for-200m

xxiv https://www.spinlister.com/

xxv https://www.forbes.com/sites/carltonreid/2019/01/03/airbnb-style-bicycle-rental-platform-spinlister-relaunches-via-oprahs-favorite-bike-firm/#70517b4d538f

EXHIBIT C

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Veltrav LLC
1 pier 76, 408 12th Ave,
New York City, NY 11231

Ladies and Gentlemen:

The undersigned understands that Veltrav, LLC. a Limited Liability Company organized under the laws of New York (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated February 24, 2020 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on April 20, 2020, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of New York, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying

upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

    a) General Rule.

    Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b) Appeal of Award.

    Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within

thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1 pier 76, 408 12th Ave, New York City, NY 11231 Attention: Mark Voysey
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Veltrav LLC
By_____ Name: Title:

EXHIBIT D

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Veltrav LLC

CROWD NOTE

FOR VALUE RECEIVED, Veltrav, LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3.2 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is April 20, 2020.

1. Definitions.

    a. "**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, units of the Company's Preferred Units issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Unit by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting units of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of units of outstanding Common Units of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Units, (ii) exercise of all outstanding options and warrants to purchase Common Units and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing unit option plan or any unit option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean units of a series of the Company's Preferred Units that is identical in all respects to the uints of Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the

liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

> i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;
>
> ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Units pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

   > i. Converting this Crowd Note into that number of Conversion Units equal to the quotient obtained by dividing the Purchase Price by the Conversion Price, or
   >
   > ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Units.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and unitholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Units**. The Conversion Units, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any units of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of New York as applied to other instruments made by New York residents to be performed entirely within the state of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Units may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Units issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Units sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in New York City, New York unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party

may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck


roula
YOUR JOURNEY AWAITS

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.



Background

Roula is a high-end bike concierge service designed to make life better for the traveling cyclist through unique cycling related partners and exercises.

Roula was launched in the Spring of 2018, with the opening of its flagship location in New York City on the West Side Highway Greenway bike path.



Want the bike of your dreams to hit the road while you're on the road?

AVOID THE HASSLES OF BIKE TRANSPORT:

DISMANTLING ➜ **PACKING** ➜ **TRANSPORTING**

DEALING WITH **AIRPORT LUGGAGE** ➜ GETTING A LARGER **RENTAL CAR**

FORGET YOUR **TOOLS & EQUIPMENT** ➜ **DAMAGING** YOUR PRIZED POSSESSION

REBUILD ➜ **REPEAT** ↻



Instead... Ride With roula

PRE-BOOK

High-end bike, accessories, and delivery options.



ARRIVE AND RIDE

Correctly-sized bike is ready and waiting for you to pick up or to be dropped off at your hotel.



RETURN

Hand back and carry on with enjoying life... hassle free.



Opportunity

- Traveling with bicycles can be a frustrating process. Many airlines place surcharges on bikes that can add up to hundreds of dollars each way.[i]

- Through careless handling, airlines can damage bikes, sometimes refusing to accept liability for the damage.[ii]

- Roula is a high-end bike concierge business created to make life easier for traveling cyclists. Cyclists have the option of renting a high-end road bike for a day, a week, or longer either directly from Roula's HQ or online.

Mission:

"Make life easier for the traveling cyclist."

i https://www.bicycling.com/skills-tips/a26358342/best-airlines-for-cyclists/
ii https://www.bicyclelaw.com/road-rights-airlines-and-bikes/


Opportunity
ROULer (All-round best rider) + Aerodynamic (efficiency) = ROULA
Corporate & Brands
TRAVELING CYCLISTS
Hotels & Partner Network
Retailers & Manufacturers

Marketplace - Demographic

- In 2019, USA Cycling recorded soaring participation numbers at its national event. It hosted more than 1,600 riders, up by 32% year-over-year. [i]

- The growth in riders at the U.S. Nationals was driven almost entirely by junior participation, with both the junior boys and junior girls' categories experiencing an uptick in participation. [ii]

- Participation in cycling by kids in middle school and high school has experienced an average annual growth of 48% between 2009 and 2018. [iii]

- Cycling is also seeing an increase in popularity among professionals. According to the New York Times, cycling is the sport of choice for workers in the San Francisco Bay Area within the region's tech community. [iv]

- Cycling has also become more popular among business professionals in English cities such as London, Exeter, and Bristol. Professionals there view cycling as a good way to meet potential clients. [v]

[i] https://www.velonews.com/2019/07/commentary/commentary-the-future-of-american-cycling-looks-dirty_498236
[ii] https://www.velonews.com/2019/07/commentary/commentary-the-future-of-american-cycling-looks-dirty_498236
[iii] https://www.nationalmtb.org/blog/wp-content/uploads/NICA_2018_highlights_web.pdf
[iv] https://www.nytimes.com/2016/08/26/business/dealbook/cycling-matches-the-pace-and-pitches-of-tech.html
[v] https://www.wsj.com/articles/deals-on-wheels-why-group-bike-rides-are-the-new-boardroom-1529502300

Marketplace - Business





The New York Times

DealBook / Business & Policy

Cycling Matches the Pace and Pitches of Tech

Cyclists in a group formed by Greg Goesch of Jackson Square Ventures paused during a ride through the Marin Headlands near San Francisco. *Laura Morton for The New York Times*

Topics ∨ | Current edition | More ∨

Driverless Paris?

Bicycles and bans are reshaping the city

More New Yorkers Opting for Life in the Bike Lane

By WINNIE HU JULY 30, 2017

Biking has become part of New York's commuting culture as the city expands bike routes and Citi Bikes become ubiquitous. There are more than 450,000 daily bike trips,

Bicycles on Hoyt Street in Brooklyn this month. On a recent evening, 442 bikes — compared with 321 cars — passed by in one hour. *Video and*

On one of Brooklyn's busier commuter streets, bicycles now outnumber cars.

The Economist

Topics ∨ | Current edition | More ∨

Business networking

Cycling is the new golf

The shared experience of long-distance cycling is a great way to build working relationships

Prospero ›
Apr 26th 2013 | by G.D.

TRADITIONALLY, business associates would get to know each other over a round of golf. But road cycling is fast catching up as the preferred way of

Greg Bartley

THE WALL STREET JOURNAL.

U.S. Edition ▼ | August 2, 2018 | Today's Paper | Video

Deals on Wheels: Why Group Bike Rides Are the New Boardroom

The art of negotiation has shifted gears

By Kris Frieswick
June 20, 2018 9:45 a.m. ET

Bicycling TOUR DE FRANCE BIKES & GEAR TRAINING

How Cycling Makes You Smarter and Happier

HOW YOU CAN MAXIMIZE THE MENTAL BENEFITS OF A GOOD RIDE

neustar | WSJ CUSTOM STUDIOS

TRAVEL | FAR & AWAY

Deals on Wheels

The art of negotiation has shifted gears: Golf clubs are gone, road bikes and group rides are the new boardroom.

BY KRIS FRIESWICK

Far & Away, from National Geographic and The Wall Street Journal.

ONCE CONSIDERED AN obscure sport for kids, commuters and hardcore fitness fanatics, cycling has evolved in the past few years into both a powerful networking tool for executives and an activity that corporations are increasingly using to connect with their client base. One example, Adobe Systems, the San Jose, California-based maker of design and publishing software, organizes formal cycling events for clients and partners at many Adobe and partner conferences around the world. They've become a big draw.

"I have executives say, 'Send me your cycling calendar.' They're using it to decide which conferences to attend," says Ben Rahner, Adobe's head of

---

https://www.nytimes.com/2016/08/26/business/dealbook/cycling-matches-the-pace-and-pitches-of-tech.html
https://www.wsj.com/articles/deals-on-wheels-why-group-bike-rides-are-the-new-boardroom-1529502300
https://www.economist.com/europe/2017/09/14/bicycles-and-bans-are-reshaping-the-city
https://www.economist.com/prospero/2013/04/26/cycling-is-the-new-golf
https://www.bicycling.com/training/a20029339/how-cycling-makes-you-smarter-and-happier/
https://www.nationalgeographic.com/travel/features/far-and-away/deals-on-wheels/

Marketplace – Industry

- McKinsey and Company estimated that by 2030, the micro-mobility market would be worth $200 to $300 billion in the U.S., $100 to $150 billion in Europe, and $30 to $50 billion in China.[i]

- The global bike rental market was valued at $1.37 billion in 2017[ii]

- Between 2017 and 2025, the market is expected to grow at a compound annual growth rate (CAGR) of 14.3%, reaching $4.28 billion[iii]

- One factor driving the growth in bicycle rentals is the increasing importance of greener transportation systems as a result of eco-friendly policies being implemented across cities and countries.[iv]

[i] https://www.mckinsey.com/industries/automotive-and-assembly/our-insights/micromobilitys-15000-mile-checkup
[ii] https://www.hexaresearch.com/research-report/bike-rental-market
[iii] https://www.hexaresearch.com/research-report/bike-rental-market
[iv] https://www.hexaresearch.com/research-report/bike-rental-market

Marketplace – Infrastructure

US – Increased federal support for bike lanes ($1.7B NYC)[i]

UK - Four super bike highways underway in London[ii]

NZ - New 'pink' bike lane around Auckland[iii]

Eco-friendly, healthy commuting addresses rising gas prices and urban congestion[iv]

New build work-spaces mandate bike parking[v]

[i]https://www.masstransitmag.com/bus/news/21112707/ny-city-council-approves-master-plan-to-add-protected-bike-bus-lanes?utm_source=Bicycle+Retailer+%26
[ii]https://www.bbc.com/news/uk-england-london-38206830?SThisFB
[iii] https://mashable.com/2016/07/14/auckland-nelson-st-cycleway/#RNudl5nbbkqU
[iv] https://www.ecowatch.com/city-doubles-bike-sharing-program-as-urban-sustainability-initiatives--1881939957.html
[v] https://www.thetimes.co.uk/article/b9851534-8112-11e7-aad7-35a38ccd3007

Revenue Channels

Current

- Rentals at New York City HQ
  - Current bike models: Pinarello, Serotta, Liv
- Corporate programs and events
- Sales commissions on bikes sold in store
- Merchandise and apparel
- Concierge services
- Domestique-guided rides
- Café

Possible Future Channels

- Rentals at special events offsite
- Episodic insurance
- Second-hand marketplace ("pre-certified")
- Travel and corporate partnerships

Stages of Development



2018
- Build and test technology
- Validate business model
- Create social context



2019
- Grow manufacturer and retailer network
- Expand social reach
- Capitalize on brand events at HQ
- Develop service offerings



2020 and beyond… (planned)
- Grow industry network
- Open new café hubs
- Host more events
- Capitalize on brand partnerships at HQ and Hudson Yards
- Further develop service offerings

Team



Mark Voysey
Founder, CEO



Lindsay Meyers
CMO / Digital Media



Aldo Diaz
COO







Roula Domestiques

Roula HQ


ROULA
SPECIALIZED


Roula Cycling
1 Pier 76, 408 12th Ave, New York, NY 10018
4.6
5 reviews
View larger map
Directions
Save
Roula Cycling
12th Ave
W 34th St
West 33rd St
Anthony Brizzi Pl
W 41st St
Lincoln Tunnel
495
Lincoln Tun
Clyde Frazier's Wine & Dine
11th Ave
W 35th St
W 34th St
Terms of Use
Report a map error



- Roula HQ is located next to the Classic Car Club
- Access to the private member's lounge and outside terrace
- Shared use of the café and restaurant

Roula and Classic Car Club

https://classiccarclubmanhattan.com/





Concierge Delivery

Have a bike delivered by Vespa or request a Brompton foldable bike be waiting for you in your hotel room.








THANK YOU

Risk Disclosures

<u>**Investment Risk**</u>

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,

- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

- Changes in laws and regulations materially affecting the company's business,

- Liability risks and labor costs and requirements that may jeopardize the company's business,

- Dependence on and inability to hire or retain key members of management and a qualified workforce,

- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

- Issuance of additional company equity securities at prices dilutive to existing equity holders,

- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

Roula - Campaign Video Script

"The audience tends to fit within, sort of a 30 plus, 30 to 60-year-old business-type exec. There's a lot of networking that goes on, on the bike. There are many articles now that are referring to the fact that 'cycling is now the new the new golf'.

So what about the committed recreational cyclist on the move? The business traveler that would rather hit the cycleway that the fairway for instance. Well in New York City, one innovative company is catering for this group.

"Roula's mission, is very simply, is to make life easier for the traveling cyclist. If you're in town for two-day business meeting, fitting the bike piece into your schedule. So you come from the airport to the hotel and you've got to get the bike back from the bike shop back to your hotel, have your business meeting in the evening. And most riders, by virtue and nature of the sport, are riding from 5:30, 6:00 am to 9:00, 9:10 in the morning. So they want the bike in the hotel when they arrive, get their fix in the morning and then get on with their schedule, their work routine. So, we concierge that facility.

And once you've got your wheels you're ready to go, on your own or on one of Roula's organized group rides.

"This is a unique experience for me, to ride with a group like this and to obviously ride a bike that's not mine and a lot nicer than mine."

"It's your yoga, it's your 'outside'."

"I mean it's my 'piece of mind', it's my 'therapy', my physical activity. Riding's my life."